Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499
December 10, 2010
Mr. Craig Ruckman
Staff Attorney – Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0506

Re:	Delaying Amendment Correction for Post-Effective Amendment No. 11 to the Registration
Statement on Form N-4 for Transamerica Advisors Life Insurance Company, Merrill Lynch Life
Variable Annuity Separate Account D (File No. 333-91098) and Post-Effective Amendment No. 11
to the Registration Statement on Form N-4 for Transamerica Advisors Life Insurance Company,
Merrill Lynch Life Variable Annuity Separate Account A (File No.333-90243)
Dear Mr. Ruckman:
This correspondence is in response to our conversation via phone on December 8, 2010.
With respect to File Nos. 333-91098 and 333-90243, we hereby represent that no securities were sold between November 29, 2010 and December 3, 2010 in connection with the prospectus supplements that became effective on November 29, 2010.
If you have any comments or questions, please call Sandy Dix at (319) 355-8427 or Shane Daly at (319) 355-8327.
Very truly yours,

/s/ Shane Daly Shane Daly